Exhibit 99.15

UNITED UTILITIES PLC

ANNUAL REPORT AND ACCOUNTS ON FORM 20-F

20 June 2006

Copies of the Annual Report & Accounts on Form 20-F in respect of the financial year ended 31 March 2006 will be available shortly for inspection at the UK Listing Authority's document viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS telephone 020 7066 1000. The document has been filed with the U.S. Securities and Exchange Commission at www.sec.gov , and will be available at www.unitedutilities.com .

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.